UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________
FORM 11-K
____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-35424

HomeStreet, Inc. 401(k) Savings Plan
(Full title of the plan)
____________________________
HOMESTREET, INC.
(Name of issuer of the securities held pursuant to the plan)
____________________________

Washington	91-0186600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
601 Union Street, Ste. 2000
Seattle, WA 98101
(Address of the plan and address of issuer's principal executive offices)

HOMESTREET, INC. 401(k) SAVINGS PLAN
AS OF DECEMBER 31, 2015 AND 2014
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3
Notes to Financial Statements as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015	4
SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	11
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
HomeStreet, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the HomeStreet, Inc. Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the table of contents have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the 2015 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schdedules, including the form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such supplemental schedules are fairly stated, in all material respects, in relation to the 2015 financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Seattle, Washington
June 17, 2016

FINANCIAL STATEMENTS

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
Assets:
Participant directed investments, at fair value	$94,606,462	$81,660,241
Cash	82	13,130
Total investments	94,606,544	81,673,371
Receivables:
Notes receivable from participants	2,229,702	1,808,271
Employer contributions	636,437	439,269
Participant contributions	284,860	211,315
Total receivables	3,150,999	2,458,855
Total assets	97,757,543	84,132,226
Liabilities:
Benefit claims payable	2,047	12,533
Accrued administrative expenses	132,345	—
Total liabilities	134,392	12,533
Net assets available for benefits	$97,623,151	$84,119,693

See accompanying notes to the financial statements.

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

2015
Additions:
Contributions:
Participant contributions	$11,472,119
Rollover contributions	6,012,075
Employer matching contributions	6,124,187
Total contributions	23,608,381
Investment income (loss):
Net depreciation in fair value of investments	(3,374,752)
Dividends	4,064,092
Interest	93,201
Net investment income	782,541

Interest income on notes receivable from participants	84,257

Deductions:
Benefits paid to participants	10,689,072
Administrative expenses	282,649
Total deductions	10,971,721
Increase in net assets	13,503,458
Net assets available for benefits:
Beginning of the year	84,119,693
End of the year	$97,623,151

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1–DESCRIPTION OF PLAN

The following description of the HomeStreet, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General - The Plan is a trusteed, defined contribution 401(k) savings plan for employee retirement. The Plan is administered by the HomeStreet, Inc. Retirement Benefits Committee, which is comprised of certain officers and employees of HomeStreet, Inc. (the “Company” or “Plan Sponsor”). Charles Schwab Trust Company serves as trustee for all Plan assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA).
Eligibility - Employees of the Company and its wholly owned subsidiaries, HomeStreet Bank and HomeStreet Capital are eligible to participate in the Plan. Participants are eligible for plan participation after attainment of 18 years of age. Eligibility to make employee contributions begins immediately upon date of hire.
Contributions - Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, and (iii) participant rollovers from another plan.
Participants may elect to contribute a percentage of their compensation to the Plan each year, subject to the limitations, as defined in the plan document. Such contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions; these additional contributions are ineligible for a Company matching contribution.
The Company makes a matching contribution of 100% on the first 3% and 50% on the next 2% of eligible compensation. The maximum contribution amount eligible to be matched is 80% of eligible compensation as defined by the Plan.
Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (IRC) limitations.
Participant Accounts -  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated equally to participants with an account balance not less than $2,000. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments - Participants direct the investment of their contributions, the Company matching contributions and the additional discretionary employer contributions in the Plan and earnings thereon into employer stock or any of the mutual and collective investment trust fund investment options of the Plan.
Participants may not acquire additional shares of HomeStreet, Inc. stock if more than 10% of their total account balance is in HomeStreet, Inc. shares.
Contributions may be temporarily held as cash balances prior to the execution of the investment according to participants’ direction.
Vesting  - Participants are vested 100% immediately in their contributions to the Plan, the Company’s matching contributions, plus actual earnings thereon.
Forfeitures  - Forfeitures in participants’ Employer Matching Contribution Account will be used first to reduce eligible Plan expenses and then to reinstate any non-vested benefits required to be reinstated for rehired participants. Any remaining forfeitures will be used to reduce future Employer contributions to the Plan. During 2015, $19,934 of forfeitures were used to pay plan expenses, and $1,284 were used to reduce employer matching contributions. At December 31, 2015 and 2014, there were $7,855 and $5,793, respectively, of unallocated forfeitures in the Plan.

Notes Receivable from Participants  - Participants may borrow, first, from their rollover account, second, from their employee contribution accounts and, third, from their vested employer matching contribution account under the Plan. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding the value of HomeStreet, Inc. stock. The loan term may not exceed 5 years unless the loan is used to acquire the participant’s principal residence. The loans are secured by the balance in the participant’s account and the outstanding loans as of December 31, 2015, bear interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. As of December 31, 2015, the loans mature through 2030.
Payment of Benefits  - The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
For termination of service with vested benefits of $1,000 or less, a participant or beneficiary will automatically receive the value of the vested interest in his or her account as a lump sum distribution. If the total vested balance is greater than $1,000, a participant may request a lump sum distribution, roll over the vested Plan account balance into an IRA or new employer's eligible retirement plan, or leave the balance with the Plan until April 1 of the calendar year following the calendar year in which they reach age 70-1/2 (or, until April 1 of the calendar year following the calendar year in which the participant terminates employment, if later).
Hardship Withdrawals - Under certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, the employee contribution portions of their account balance. These conditions include un-reimbursed medical expenses, the purchase of the participant’s principal residence, the payment of burial or funeral expenses for the participant’s deceased parent, spouse, child, dependent or designated beneficiary, certain expenses for the repair or damage to the participant’s principal residence, the payment of postsecondary education tuition or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.
Rollover Contributions - On February 28, 2015, HomeStreet, Inc. acquired Simplicity Bank and approved an amendment to terminate the Simplicity Bank 401(k) Plan effective February 28, 2015. All of the participants in the Simplicity Bank 401(k) Plan became 100 percent vested in that plan upon termination and were provided the option to have their account balance rolled into any qualified plan (including the Plan) or IRA or receive a lump sum distribution. An aggregate amount of $4,239,489 was rolled into the Plan during the year ended December 31, 2015, and is included in rollover contributions on the statement of changes in net assets available for benefits.
Other - Certain administrative functions are performed by officers and employees of the Company, by Schwab Retirement Plan Services, Inc., the record-keeper, and by Charles Schwab Trust Company, the trustee. No Company officer or employee receives compensation from the Plan. All other expenses for administration of the Plan including legal, investment management, recordkeeping and audit fees are paid out of the assets of the Plan.

NOTE 2–SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual basis of accounting. Benefits are recorded when paid.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Concentration of Investments - Included in investments at December 31, 2015 and 2014, are shares of the Plan Sponsor’s common stock totaling $11,891,113 and $10,141,694, respectively. This investment represents 12.6 percent and

12.4 percent of total investments at December 31, 2015 and 2014, respectively. A significant decline in the market value of the Plan Sponsor’s stock would significantly affect the net assets available for benefits.
Investment Valuation - The Plan’s investments are stated at fair value, or net asset value (“NAV”) for the stable value fund (“the Fund”). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, “Fair Value Measurements” for discussion on fair value measurements.
Income Recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants - Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.
Administrative Expenses - All Administrative expenses, investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $2,047 and $12,533 at December 31, 2015 and 2014, respectively.
Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits.
Subsequent Events - Subsequent events were evaluated through June 17, 2016, the date the financial statements were available to be issued (see Note 8 for further discussion of such events).
New Accounting Standards - The accounting standards initially adopted in 2015 are described below.
In May, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits.  The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted, and has applied ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by this new guidance in Note 3, Fair Value Measurements.  There are no effects on the statements of net assets available for plan benefits or the changes therein.
In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan has elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and has applied the provisions of ASU 2015-12 retrospectively, as required. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. The adoption resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $83,703 in the 2014 statement of net assets available for benefits. Certain historical disclosures that are no longer required were removed.

NOTE 3–FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
HomeStreet, Inc. Common Stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to the actively traded.
Stable Value Fund - Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (NAV) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services - Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Certain events may limit the ability of the Plan to transact at contract value with the stable value fund. Such events include the termination of the Plan, a material adverse change to the provisions of the Plan and withdrawal by the Plan Sponsor to switch to a different investment provider. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The yield earned by the Fund at December 31, 2015 was 1.83%. The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2015 was 1.79%. There are no unfunded commitments from the Plan or restrictions on withdrawals.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014:

	December 31, 2015
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

HomeStreet, Inc. common stock	$11,891,113	$—	$—	$11,891,113
Mutual funds	75,627,122	—	—	75,627,122
Total	$87,518,235	$—	$—	87,518,235
Investments measured at NAV				7,088,227
Total investments				$94,606,462

	December 31, 2014
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

HomeStreet, Inc. common stock	$10,141,694	$—	$—	$10,141,694
Mutual funds	65,606,133	—	—	65,606,133
Total	$75,747,827	$—	$—	75,747,827
Investments measured at NAV				5,912,414
Total investments				$81,660,241

A summary of the Plan’s investments at December 31, 2015 and 2014, where fair value is estimated based on the NAV is presented below:

Investment	2015 Fair Value	2014 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Restrictions	Notice Period
Stable value fund	$7,088,227	$5,912,414	$—	Same day	None	None

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2015 and 2014, there were no transfers between levels.

NOTE 4–STABLE VALUE FUND

The Wells Fargo stable value fund (the “Fund”) is a collective trust fund sponsored by Wells Fargo Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Fund to Transact at Contract Value
Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

NOTE 5–PLAN TERMINATION

Although the Company does not have intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6–FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 15, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no income tax provision has been included in these financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 7–PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of HomeStreet, Inc. stock and Charles Schwab mutual funds trusteed by Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee for these investments as defined by the Plan and HomeStreet, Inc. stock is issued by the employer. The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.
At December 31, 2015 and 2014, the Plan held 566,325 and 601,121 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $10,436,484 and $11,113,557, respectively. During the year ended December 31, 2015, the Plan recorded no dividend income related to the common stock of the Company.
NOTE 8 –NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted certain 2014 participant contributions totaling $802 to the trustee later than required by Department of Labor (DOL) Regulation 2510.3‑102. During 2015, the Company credited participant accounts with the amounts of investment income that would have been earned had the participant contribution been remitted on a timely basis. The Company will file Form 5330 with the IRS and pay the required excise tax on the transaction.

NOTE 9 –SUBSEQUENT EVENTS

Effective June 28, 2016, the Virtus Real Estate Securities Fund and the Allianz NFJ Small-Cap Value Fund will be removed from the plan. These funds will be replaced by the Vanguard REIT Index Fund and Boston Partners Small Cap Value II Fund.

HOMESTREET, INC.
401(k) SAVINGS PLAN
EIN: 91-0186600
Plan No: 001
FORM 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2015

(a)	(b) Issuer, identity of borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Current value

*	HomeStreet	HomeStreet, Inc Common Stock	**	$11,891,113
	Wells Fargo	Wells Fargo Stable Value Fund	**	7,088,227
	Allianz	Allianz NFJ Small-Cap Value Fund	**	3,244,947
	American	American Beacon Largecap	**	7,094,462
	Dodge & Cox	Dodge & Cox Income Fund	**	7,573,316
	Dodge & Cox	Dodge & Cox International Stock Fund	**	5,467,290
	Fidelity	Fidelity Spartan Ext Mkt Indx Inv	**	7,135,450
	Harbor	Harbor Capital Appreciation Fund	**	7,474,432
	Loomis	Loomis Syhles Bond Fund	**	4,128,120
	PIMCO	PIMCO Commodity Real Return Instl	**	2,276,173
*	Schwab	Schwab S&P 500 Index Fund	**	12,337,209
*	Schwab	Schwab US Treasury Money Fund	**	512
	Vanguard	Vanguard Developed Markets Index Adm	**	2,251,836
	Vanguard	Vanguard Small Cap Growth Index Admi	**	5,640,408
	Vanguard	Vanguard Total Bd Mkt Index Signal	**	4,725,817
	Virtus	Virtus Real Estate Securities Fund	**	3,143,521
	Blair	William Blair Intl Growth Fund	**	3,133,629
*	Various Participants	Participants loans with interest rates ranging from 4.25% - 9.25% maturing through 2030	***	2,229,702
				$96,836,164

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Net of $274,440 in deemed loan distributions.

See accompanying Report of Independent Registered Public Accounting Firm

HOMESTREET, INC.
401(k) SAVINGS PLAN
EIN: 91-0186600
Plan No: 001
FORM 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions
For the year ended December 31, 2015

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51

2014 participant contribution transferred late to the Plan *	$—	$802	$—	$—

*includes late participant loan contributions

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 17, 2016.

HomeStreet, Inc. 401(k) Savings Plan

/s/ Pam Taylor
Pam Taylor
SVP, Human Resources Director

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm